Exhibit 21.1
Subsidiaries of Encore Acquisition Company as of February 1, 2007

State or other Jurisdiction of
Name of Subsidiary	Incorporation or Organization
EAP Energy, Inc.	Delaware

EAP Properties, Inc.	Delaware

EAP Operating, Inc.	Delaware

EAP Energy Services, L.P.	Texas

Encore Operating, L.P.	Texas

Encore Operating Louisiana LLC	Delaware